September 23, 2016

Via EDGAR Correspondence Filing

Dominic Minore, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	RiverNorth/DoubleLine Strategic Opportunity Fund, Inc. (the “Fund”) File Nos. 333-212400, 811-23166

Dear Mr. Minore:

In advance of filing Pre-effective Amendment No. 5 to the Registration Statement on Form N-2 for the Fund, which is anticipated for September 26, 2016, the Fund submits for your review the following exhibits to be included in such filing:

•	By-Laws of the Fund;
•	Dividend Reinvestment Plan;
•	Management Agreement;
•	Form of Subadvisory Agreement;
•	Form of Underwriting Agreement;
•	Form of Master Selected Dealers Agreement;
•	Form of Master Agreement Among Underwriters;
•	Form of Structuring Fee Agreement with various banks;
•	Form of Sales Incentive Fee Agreement;
•	Amended Distribution Agreement with TSC Distributors, LLC;
•	Form of License Agreement;
•	Subscription Agreement;
•	Form of Custody Agreement;
•	Form of Master Services Agreement;
•	Draft Opinion of Fund counsel;
•	Draft Opinion of Maryland counsel;
•	Joint RiverNorth Capital Management, LLC and Fund Code of Ethics; and
•	DoubleLine Capital LP Code of Ethics;

If you have any questions or comments or would like to discuss the items submitted for your review, please feel free to contact Walt Draney at (312) 845-3273 or the undersigned at (312) 845-3850

Very truly yours,

Chapman and Cutler LLP

By	/s/ E. Roy Kim
E. Roy Kim, Esq.

cc:	Morrison Warren, Esq., Chapman and Cutler LLP;
Walter L. Draney, Esq., Chapman and Cutler LLP
Marcus L. Collins, Esq., RiverNorth Capital Management, LLC